December 2, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Ironclad Performance Wear Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Response dated November 14, 2011
File No. 0-51365

Ladies and Gentlemen:

On behalf of Ironclad Performance Wear Corporation (the “Company”), we hereby provide the following responses in reply to the comment letter dated November 23, 2011 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Item 8.  Financial Statements and Supplementary Data

Note 2.  Accounting Policies, page 29

Accounts Receivable, page 29

1.  We note your response to comment two in our letter dated November 9, 2011.  You state that certain of your trade receivables are assigned with recourse and other trade receivables are assigned without recourse.  It is not clear from your proposed disclosure if accounts receivable presented in your table include accounts not assigned and/or accounts assigned with recourse. Please revise your proposed tabular presentation to present a separate line in the table for accounts receivable factored with recourse, accounts receivable factored without recourse and non-factored accounts receivable.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission December 2, 2011 Page 2

The Company acknowledges the Staff’s comment.  The Company will include the following table in future filings:

Accounts Receivable and Due From Factor	December 31, 2010	December 31, 2009

Accounts receivable – non factored	$487,399	$183,060
Accounts receivable – factored with recourse	423,544	1,101,954
Less - Allowance for doubtful accounts	(130,000)	(114,000)

Net accounts receivable	$776,943	$1,171,014

Due from factor without recourse	$1,968,764	$320,169

2.  Please revise to provide the disclosure required by FASB ASC 860-20-50 for accounts receivable under the factoring arrangement that meet the sale criteria including the total amount of accounts receivable sold and the proceeds received for each period presented.

The Company acknowledges the Staff’s comment.  The Company will revise the disclosure in Note 2 to the financial statements in future filings to include the disclosure below.

The Company factors designated trade receivables pursuant to a factoring agreement with FCC, LLC, an unrelated factor (the “Factor”).  Prior to December 7, 2009, all trade receivables were factored with recourse.  On December 7, 2009, the Company entered into a new factoring agreement whereby it assigns certain of its trade receivables with recourse and other trade receivables without recourse.  The Company incurs a one-time servicing fee (discount) of 0.75% as a percentage of the face value of each invoice assigned to the Factor.  This servicing fee is recorded on the condensed consolidated statement of operations in the period of sale.  Servicing fees incurred for the years ended December 31, 2010 and 2009 were $102,323 and $9,649, respectively.

The financing of accounts receivable without recourse is accounted for as a sale of receivables in accordance with the guidance under ASC 860-20-50, “Sales of Financial Assets.”  The Factor, based on its internal credit policies, determines which customer trade receivables it will accept without recourse and assigns a credit limit for that customer.  The Company then assigns (sells) the face value of certain trade receivable invoices to the Factor, excludes them from accounts receivable, and records a current asset entitled “Due from factor without recourse” on the condensed consolidated balance sheet and they are reflected as cash provided by operating activities on the condensed consolidated statement of cash flows.  Thereafter, the Company is entitled to borrow up to 70% of the value of such invoices through its line of credit with the Factor.  The Factor retains the remaining 30% of the outstanding factored accounts receivable as a reserve.  The Factor handles all collection activities and receives payment from the customer into its own bank lockbox account.  The Factor has no recourse against the Company for failure of debtors of these designated accounts receivable to pay amounts due.  The Factor reimburses the Company for its purchased invoices by applying the funds collected from the customer as payments against the Company’s line of credit.

Securities and Exchange Commission December 2, 2011 Page 3

Trade receivables with recourse may also be assigned to the Factor as an additional source of financing, and are carried at the original invoice amount less an estimate made for doubtful accounts.  Under the terms of the recourse provision, the Company is required to reimburse the Factor, upon demand, for factored receivables that are not paid on time.  Accordingly, these receivables are accounted for as a secured borrowing arrangement and not as a sale of financial assets.  The allowance for doubtful accounts is based on management’s regular evaluation of individual customer’s receivables and consideration of a customer’s financial condition and credit history.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.  Interest is not charged on past due accounts.

The Company will include the following table in future filings:

Accounts Receivable and Due From Factor	December 31, 2010	December 31, 2009

Accounts receivable – non factored	$487,399	$183,060
Accounts receivable – factored with recourse	423,544	1,101,954
Less - Allowance for doubtful accounts	(130,000)	(114,000)

Net accounts receivable	$776,943	$1,171,014

Due from factor without recourse	$1,968,764	$320,169

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Securities and Exchange Commission December 2, 2011 Page 4

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509, or Gregory Akselrud, at (818) 444-4503.

Sincerely,

/s/ Louis Wharton

Louis Wharton

cc:           Thomas Kreig